DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

September 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Alison White

RE: Preliminary Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934 for the DWS VIP Funds (the “Funds”) (listed in Attachment)

Dear Ms. White:

This letter is submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Proxy Statement (“Proxy Statement”), filed on August 23, 2024, which comments were received via telephone on August 28, 2024.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: On page 14, there is disclosure regarding the required vote for the election of board members that indicates that a board member will be elected if he/she receives a plurality of the votes cast. Please add disclosure that explains the effect of the voting requirement (for example, a board member could be elected with a margin of a single vote).

Response: The disclosure has been modified as follows: “Each Board Member Nominee receiving a plurality of the votes cast at the Meeting by shares of such Trust at which a quorum is present will be elected as a Board Member. Under a plurality voting requirement, the nominees who receive the highest number of votes are elected. For each Trust for which a quorum is present, because the Board Member Nominees are running unopposed, each Board Member Nominee who receives any votes “FOR” election at the Meeting will be elected.”

2.	Comment: Please revise the proxy card to include brief summaries of proposals II and III (for example, Proposal III could say “Approval of a Change in Diversification Policy from Diversified to Non-diversified”).

Response: The proxy cards have been revised accordingly.

We expect to file the definitive Proxy Statement the week of September 16. If you have any additional questions, please contact me at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum

Vice President and Senior Legal Counsel

DWS Investment Management Americas Inc.

cc: John Marten, Vedder Price LLC

Attachment

Funds and Registrants included in the Preliminary Proxy Statement

Registrant/Fund	File No.
Deutsche DWS Investments VIT Fund	811-07507
DWS Equity 500 Index VIP
DWS Small Cap Index VIP
Deutsche DWS Variable Series I	811-04257
DWS Capital Growth VIP
DWS Core Equity VIP
DWS CROCI® International VIP
DWS Global Small Cap VIP
Deutsche DWS Variable Series II	811-05002
DWS Alternative Asset Allocation VIP
DWS CROCI® U.S. VIP
DWS Global Income Builder VIP
DWS Government Money Market VIP
DWS High Income VIP
DWS International Growth VIP
DWS Small Mid Cap Growth VIP
DWS Small Mid Cap Value VIP